

Mail Stop 4631

September 16, 2015

<u>Via E-Mail</u>
Dr. Fernando de la Vega
Chief Executive Officer
P.V. Nano Cell Ltd.
8 Hamasger Street
Migdal Ha'Emek, Israel 2310102

> **Re: P.V. Nano Cell Ltd.**
> **Registration Statement on Form F-1**
> **Filed September 2, 2015**
> **File No. 333-206723**

Dear Dr. Fernando de la Vega:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk factors, page 6</u>

1. We note your response to comment four in our letter dated August 6, 2015. In regards to the preparation of your financial statements, we note that your U.S. GAAP expertise is limited to an outsourced financial consultant who adjusts and prepares your books according to U.S. GAAP. You note that this consultant has extensive experience in preparing financial statements in accordance with U.S. GAAP; however, it is not clear what additional qualifications this consultant has in preparing financial statements in accordance with U.S. GAAP. For example, it is not clear if this person holds a license such as Certified Public Accountant in the U.S., has attended U.S. institutions, or used extended educational programs that would provide enough of the relevant education relating to U.S. GAAP. In this regard, please provide a risk factor clearly discussing the level of U.S. GAAP expertise that the preparers of your financial statements have.

Management's Discussion and Analysis

Critical Accounting Policies

Share-Based Compensation and Liabilities, page 32

2. We note your response to comment 11 in our letter dated August 6, 2015. Please address the following:

- You present the ordinary share fair value both before and after the equity restructuring. Please clarify in your disclosures for which transactions you used each of these fair values;

- Please help us better understand how you determined the impact of the equity restructuring on the fair value of your ordinary share. Please help us better understand how the restructuring resulted in such a significant increase on a per share basis given that there was also a corresponding increase in the number of ordinary shares as a result of the restructuring; and

- In order to estimate the fair value of your ordinary share subsequent to the equity restructuring, you relied upon the ordinary share valuation established in your November 26, 2014 financing round. In July and August 2015, you completed additional unit offerings for a price of $1.50 per unit. Please help us better understand these financings impacted your determination of the fair value of your ordinary shares. Please address how you arrive at an implied fair value of your ordinary shares based on these financings.

Note 9. Share Capital, page F-24

3. We note your response to comment 17 in our letter dated August 6, 2015. Please expand your disclosures on page F-25 to discuss the specific terms and features of the warrants that resulted in liability accounting versus equity accounting pursuant to ASC 815 and ASC 480. In addition, please help us better understand how you determined that these warrant liabilities should be classified as long-term pursuant to ASC 210-10-45. Please specifically address what consideration you gave to the warrants currently being exercisable in determining the appropriate classification.

4. We note your response to comment 18 in our letter dated August 6, 2015. Your disclosures do not address the terms and features that have resulted in you presenting the capital note at fair value in accordance with ASC 825, especially given that this is a cash-settled note. Please further expand your disclosures.

5. We note your response to comment 19 in our letter dated August 6, 2015. Please help us better understand how the amount of the deemed dividend was determined. Refer to ASC 260-10-S99-2.

<u>Signatures, page II-6</u>

6. We note your response to comment 20 in our letter dated August 6, 2015. Please revise this section to indicate that your registration statement is also signed by your principal financial officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry

Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction

Cc: Via E-Mail
   Victor Semah, Esq.